EXHIBIT 35.1

                         ANNUAL STATEMENT OF COMPLIANCE


                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2007-1 and Zions First National Bank, as Trustee, dated as of May 1, 2007, I, Terry J. Heimes, certify that:

1. A review of the activities of the Master Servicer and of its performance under the Master Servicing Agreement during the period from May 1, 2007 through December 31, 2007 has been made under my supervision; and

2. Based on my knowledge of such review, the Master Servicer has fulfilled in all material respects all its obligations under the Master Servicing Agreement during such period.

March 28, 2008




By:     /s/ Terry J. Heimes
        ---------------------------------
        Terry J. Heimes, CFO, Treasurer
        National Education Loan Network, Inc.